                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December, 2001


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated December 17, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoftCare EC Inc.
(Registrant)

                                                     By: /S/ Martyn Armstrong
                                                         -----------------------
                                                         President & CEO

Date :   17 December 2001

                                                       SHARES ISSUED: 17,128,617
                                                       FULLY DILUTED: 19,663,617
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-11

EC------------------------------------------------------------------------------

                      SOFTCARE ANNOUNCES PRIVATE PLACEMENT

NORTH VANCOUVER, BRITISH COLUMBIA, DECEMBER 17, 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce that the Company and one of its shareholders have entered into an arrangement with Global Securities Inc. for the sale of 500,000 previously issued common shares of the Company. Under the arrangement, these common shares will be sold by Global through the facilities of the Canadian Venture Exchange. The gross proceeds to the selling shareholder will be approximately $175,000.

The Company also announces that, subsequent to the sale of the 500,000 common shares, the Company will complete, subject to regulatory approval, a non-brokered private placement of up to 650,000 units at $0.27 per unit, for total proceeds of up to $175,500. Each unit will consist of one share and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share for a period of 24 months at $0.35 per share. The same Company insider and shareholder that participated in the above-mentioned sale of the previously issued common shares will participate in this financing. The Company has agreed to pay up to $1200 in fees, payable in cash, relating to this financing. The proceeds of the private placement will be used to enhance sales and marketing efforts, continue with engineering design and for working capital.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,

/S/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------



Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.


                          e-business for all business
           SoftCare EC Inc. 107-980 West 1st Street, North Vancouver,
                        British Columbia, Canada V7P 3N4
      Toll Free: 1-888-763-8227 Phone: 1-604-983-8083 Fax: 1-604-983-8056
                  e-mail: info@softcare.com  www.softcare.com